245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 12, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Select Portfolios (the trust): File Nos. 002-69972 and 811-03114

Air Transportation Portfolio

Industrial Equipment Portfolio

Automotive Portfolio

Industrials Portfolio

Banking Portfolio

Insurance Portfolio

Biotechnology Portfolio

IT Services Portfolio

Brokerage and Investment Management Portfolio

Leisure Portfolio

Chemicals Portfolio

Materials Portfolio

Communications Equipment Portfolio

Medical Technology and Devices Portfolio

Computers Portfolio

Multimedia Portfolio

Construction and Housing Portfolio

Natural Gas Portfolio

Consumer Discretionary Portfolio

Natural Resources Portfolio

Consumer Finance Portfolio

Pharmaceuticals Portfolio

Consumer Staples Portfolio

Retailing Portfolio

Defense and Aerospace Portfolio

Semiconductors Portfolio

Energy Portfolio

Software and IT Services Portfolio

Energy Service Portfolio

Technology Portfolio

Environment and Alternative Energy Portfolio

Telecommunications Portfolio

Financial Services Portfolio

Transportation Portfolio

Gold Portfolio

Utilities Portfolio

Health Care Portfolio

Wireless Portfolio

Health Care Services Portfolio (the fund(s))

Post-Effective Amendment No. 134

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 134 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 130.

This filing also incorporates changes that were presented to shareholders at a meeting held on December 8, 2017.  Principal changes and additions include: elimination of fundamental investment policy for certain funds, modification to the fundamental concentration policy for certain funds, and changing certain funds from a diversified to a non-diversified status.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 28, 2018.  We request your comments by March 14, 2018. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s registration statement.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group